                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             --------------------

                        LASERMASTER TECHNOLOGIES, INC.
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  0005179 191
                                  -----------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOHN A. SIRICO, ESQ.
                     GENERAL ELECTRIC CAPITAL CORPORATION
                              201 HIGH RIDGE ROAD
                              STAMFORD, CT  06927
                                (203) 357-3600
          ------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                              SEPTEMBER 30, 1996
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X].

                                 SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO.  0005179 191                                        PAGE   OF    PAGES
----------------------                                        ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Capital Corporation, a New York corporation
      I.R.S. #13-1500700
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            881,542

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             881,542

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      881,542

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO.  0005179 191                                        PAGE   OF    PAGES
----------------------                                        ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Capital Services, Inc., a Delaware corporation
      I.R.S. #06-11095031
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed. See 11 below.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed. See 11 below.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Not Applicable. See 11 above.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO.  0005179 191                                        PAGE   OF    PAGES
----------------------                                        ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Company, a New York corporation
      I.R.S. #14-0089340
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed. See 11 below.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed. See 11 below.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Beneficial ownership of all shares is disclaimed by General Electric Company.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Not Applicable. See 11 above.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of LaserMaster Technologies, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 7090 Shady Oak Road, Eden Prairie, Minnesota 55344.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c). This Statement is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. (previously named General Electric Financial Services, Inc.) ("GECS") and General Electric Company ("GE"; and together with GE Capital and GECS, the "Filing Persons"). The agreement among each of the Filing Persons that this Statement be filed on behalf of each of them is attached hereto as
Exhibit 4.

          GECS is a wholly-owned subsidiary of GE and GE Capital is a wholly-owned subsidiary of GECS.

          GE Capital is a New York corporation. GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

          GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitute GE's principal financial services businesses.

          GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

          For information with respect to the identity and background of each executive officer and director of the Filing Persons, see Schedules I, II and III attached hereto.

          The information required herein with respect to the respective executive officers and directors of the Filing Persons is to the best knowledge of the Filing Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

          (d) AND (e). Except as set forth below, during the last five years none of the Filing Persons, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          On November 15, 1990, an action (styled United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company) under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against GE in the United States District Court for the Southern District of Ohio. This qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

          On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

          (F) All of the executive officers and directors of the Filing Persons are U.S. citizens, except that (i) Nigel D. T. Andrews, a GE Capital and GECS director and executive officer, is a citizen of the United Kingdom, (ii) Paolo Fresco, an executive officer and director of GE and a director of GE Capital and GECS is an Italian citizen, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and (iv) Kaj Ahlmann, a director of GECS is a citizen of Denmark.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On September 25, 1996, entered into a Stock Purchase Agreement dated as of the date thereof (the "Stock Purchase Agreement") between GE Capital and the Company pursuant to which GE Capital acquired 410,256 shares of Common Stock for a purchase price of $4.875 per share. In addition, pursuant to the Stock Purchase Agreement, GE Capital received warrants (the "Warrants") to purchase an additional 471,286 shares of Common Stock. Payment for the shares of Common Stock and the Warrants was made on September 30, 1996. All Warrants acquired by GE Capital are immediately exercisable into shares of Common Stock for an exercise price of $6.79 per share of Common Stock. The aggregate purchase price of the Common Stock and Warrants acquired pursuant to the Stock Purchase Agreement was $1,999,998. The Stock Purchase Agreement also provides for both incidental and demand registration rights of the Common Stock in certain circumstances. The Stock Purchase Agreement does not grant to GE Capital any preemptive stock purchase rights.

          GE Capital purchased the shares of Common Stock and the Warrants with a limited recourse promissory note (the "Note") payable to the Company. The first installment in the amount of $999,999 was paid on September 30, 1996. The second installment in the amount of $999,999 is due the earlier of (i) March 31, 1997 or (ii) when two promissory notes payable to the Company by TimeMasters, Inc., a Minnesota corporation ("TimeMasters") and certain affiliates of TimeMasters are paid. Upon maturity, all outstanding principal becomes due. The Note also provides that upon default of the Note, GE Capital may satisfy its obligations under the Note by surrendering one-half of the shares of Common Stock and one-half of the Warrants for cancellation of the Note.

          The information set forth in the Note (a copy of which is attached hereto as Exhibit 3) is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          GE Capital purchased the shares of Common Stock and the Warrants held by GE Capital from the Company, and holds such shares of Common Stock and the Warrants as an investment.

          Except as set forth or incorporated by reference in this Statement, none of the Filing Persons has any current plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through
(j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) As a result of its ownership in the Common Stock and the Warrants, GE Capital is the beneficial owner of 881,542 shares of Common Stock (which includes the number of shares of Common Stock that may be acquired upon exercise of the Warrants), representing 6.02% of the outstanding shares of Common Stock. GECS and GE disclaim beneficial ownership in any shares of Common Stock and the Warrants.

          Except as disclosed in this Item 5(a) or elsewhere in this Statement, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially own any securities of the Company or has a right to acquire any securities of the Company.

          (b) GE Capital has the sole power to vote or direct the voting and to dispose or direct the disposition of the respective shares of Common Stock and Warrants held by GE Capital.

          Except as described in this Item 5(b) or elsewhere in this Statement, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

          (c) Except as disclosed in this Statement, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by GE Capital except for GE Capital.

          (e)  Not applicable.

          Neither the filing of the Statement or any amendment thereto, nor anything contained therein or herein is intended as, or should be construed as, an admission that any Filing Person is the "beneficial owner" of any shares of Common Stock which any other Filing Person is deemed to beneficially own.

ITEM 6.   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO SECURITIES OF THE COMPANY.

          The information set forth in Item 3 above is incorporated herein by reference.

          Except as set forth or incorporated by reference in this Statement, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as Exhibits to this Schedule 13D:

          Exhibit 1 Common Stock Purchase Agreement dated September 25, 1996 between GE Capital and the Company (filed herewith).

          Exhibit 2 Warrant dated as of September 25, 1996, issued by the Company to GE Capital (filed herewith).

          Exhibit 3 Promissory Note dated as of September 25, 1996, made by GE Capital in favor of the Company (filed herewith).

          Exhibit 4 Joint Filing Agreement dated as of October 7, 1996 by and among GE Capital, GECS and GE (filed herewith).

          Exhibit 5  Power of Attorney executed by GE (filed herewith).

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              GENERAL ELECTRIC CAPITAL CORPORATION


                              By:  /s/ Michael A. Gaudino
                                  ---------------------------------
                                  Name:  Michael A. Gaudino
                                  Title: Vice President



                              Dated: October 7, 1996

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              GENERAL ELECTRIC CAPITAL SERVICES, INC.


                              By:  /s/ Nancy E. Barton
                                  ------------------------------
                                  Name:  Nancy E. Barton
                                  Title: Senior Vice President, General Counsel
                                         and Secretary

                              Dated: October 7, 1996

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              GENERAL ELECTRIC COMPANY


                              By:  /s/ Nancy E. Barton
                                  -------------------------------
                                  Name:  Nancy E. Barton
                                  Title: Attorney-in-Fact



                              Dated: October 7, 1996

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------


                 Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
                     --------------------------------------

---------------------------------------------------------------------------
                             PRESENT                     PRESENT
                             BUSINESS                   PRINCIPAL
        NAME                 ADDRESS                   OCCUPATION
     ----------           --------------            ----------------
---------------------------------------------------------------------------
Directors
---------
---------------------------------------------------------------------------
N.D.T. Andrews        GE Capital              Executive Vice
                      260 Long Ridge Road     President, GE Capital.
                      Stamford, CT  06927     See Schedule II.
---------------------------------------------------------------------------
N.E. Barton           GE Capital              Senior Vice President,
                      260 Long Ridge Road     General Counsel and
                      Stamford, CT  06927     Secretary, GE Capital.
                                              See Schedule II.
---------------------------------------------------------------------------
J.R. Bunt             GE                      See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
---------------------------------------------------------------------------
D.D. Dammerman        GE                      See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
---------------------------------------------------------------------------
P. Fresco             GE                      See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
---------------------------------------------------------------------------
D.F. Frey             General Electric        See Schedule III.
                      Investment Corporation
                      3003 Sumner Street
                      Stamford, CT  06904
---------------------------------------------------------------------------
B.W. Heineman, Jr.    GE                      See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
---------------------------------------------------------------------------
R.L. Nardelli         GE Power Systems        President and Chief Executive
                      One River Road          Officer, GE Power
                      Schenectady, NY 12345   Systems, GE.
---------------------------------------------------------------------------
D.J. Nayden           GECS                    President and Chief
                      260 Long Ridge Road     Operating Officer, GE
                      Stamford, CT  06927     Capital. See Schedule II.
---------------------------------------------------------------------------
M.A. Neal             GE Capital              Executive Vice
                      260 Long Ridge Road     President, GE Capital.
                      Stamford, CT  06927     See Schedule II.
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                            PRESENT                  PRESENT
                            BUSINESS                PRINCIPAL
       NAME                 ADDRESS                OCCUPATION
       ----                 --------               ----------
---------------------------------------------------------------------------
J.A. Parke            GE Capital              Senior Vice President,
                      260 Long Ridge Road     Finance, GE Capital.
                      Stamford, CT  06927     See Schedule II.
---------------------------------------------------------------------------
J.M. Samuels          GE                      Vice President and
                      3135 Easton Turnpike    Senior Counsel,
                      Fairfield, CT  06431    Corporate Taxes, GE.
---------------------------------------------------------------------------
E.D. Stewart          GE Capital              Executive Vice
                      260 Long Ridge Road     President, GE Capital.
                      Stamford, CT  06927     See Schedule II.
---------------------------------------------------------------------------
J.F. Welch, Jr.       GE                      See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
---------------------------------------------------------------------------
G.C. Wendt            GE Capital              Chairman and Chief
                      260 Long Ridge Road     Executive Officer, GE
                      Stamford, CT  06927     Capital.  See Schedule II.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                         PRESENT                  PRESENT
                         BUSINESS                 PRINCIPAL
      NAME               ADDRESS                  OCCUPATION
----------------    -------------------       -------------------
-------------------------------------------------------------------------------
Executive
Officers
---------
-------------------------------------------------------------------------------
G.C. Wendt          GE Capital                Chairman and Chief
                    260 Long Ridge Road       Executive Officer, GE
                    Stamford, CT  06927       Capital. See Schedule II.
-------------------------------------------------------------------------------
D.J. Nayden         GE Capital                President and Chief
                    260 Long Ridge Road       Operating Officer, GE
                    Stamford, CT  06927       Capital.  See Schedule II.
-------------------------------------------------------------------------------
N.D.T. Andrews      GE Capital                Executive Vice
                    260 Long Ridge Road       President, GE Capital.
                    Stamford, CT  06927       See Schedule II.
-------------------------------------------------------------------------------
M.A. Neal           GE Capital                Executive Vice
                    260 Long Ridge Road       President, GE Capital.
                    Stamford, CT  06927       See Schedule II.
-------------------------------------------------------------------------------
E.D. Stewart        GE Capital                Executive Vice
                    260 Long Ridge Road       President, GE Capital.
                    Stamford, CT  06927       See Schedule II.
-------------------------------------------------------------------------------
N.E. Barton         GE Capital                Senior Vice President,
                    260 Long Ridge Road       General Counsel and
                    Stamford, CT  06927       Secretary, GE Capital.
                                              See Schedule II.
-------------------------------------------------------------------------------
J.A. Colica         GE Capital                Senior Vice President
                    260 Long Ridge Road       and Manager, Risk
                    Stamford, CT  06927       Management and Credit
                                              Policy, GE Capital.
-------------------------------------------------------------------------------
M.D. Fraizer        GE Capital                Senior Vice President,
                    292 Long Ridge Road       Insurance/Investment
                    Stamford, CT  06927       Products, GE Capital.
-------------------------------------------------------------------------------
R.L. Lewis          GE Capital                Senior Vice President,
                    1600 Sumner Street        and General Manager,
                    6th Floor                 Global Project and
                    Stamford, CT  06905       Structured Finance,
                                              GE Capital.
-------------------------------------------------------------------------------
J.A. Parke          GE Capital                Senior Vice President,
                    260 Long Ridge Road       Finance, GE Capital.
                    Stamford, CT  06927       See Schedule II.
-------------------------------------------------------------------------------
L.J. Toole          GE Capital                Senior Vice President,
                    201 High Ridge Road       Human Resources, GE
                    Stamford, CT  06927       Capital.  See Schedule II.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           PRESENT                    PRESENT
                           BUSINESS                  PRINCIPAL
    NAME                   ADDRESS                  OCCUPATION
-------------         ------------------        -------------------

--------------------------------------------------------------------------------
J.S. Werner            GE Capital                Senior Vice President,
                       201 High Ridge Road       Corporate Treasury and
                       Stamford, CT  06927       Global Funding
                                                 Operation, GE Capital.
                                                 See Schedule II.
--------------------------------------------------------------------------------

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

               Filed by General Electric Capital Services, Inc.

                    GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       DIRECTORS AND EXECUTIVE OFFICERS
                    ---------------------------------------

--------------------------------------------------------------------------------
                              PRESENT                     PRESENT
                              BUSINESS                   PRINCIPAL
        NAME                  ADDRESS                   OCCUPATION
--------------------  -----------------------     -----------------------
--------------------------------------------------------------------------------
Directors
---------
--------------------------------------------------------------------------------
G.C. Wendt             GECS                        Chairman, President
                       260 Long Ridge Road         and Chief Executive
                       Stamford, CT  06927         Officer, GECS.  See
                                                   Schedule I.
--------------------------------------------------------------------------------
K. Ahlmann             ERC                         Executive Vice
                       5200 Metcalf                President, GECS.
                       Overland Park, KS 66202     See Schedule IV.
--------------------------------------------------------------------------------
N.D.T. Andrews         GECS                        Executive Vice
                       260 Long Ridge Road         President, GECS.  See
                       Stamford, CT  06927         Schedule I.
--------------------------------------------------------------------------------
J.R. Bunt              GE                          See Schedule III.
                       3135 Easton Turnpike
                       Fairfield, CT  06431
--------------------------------------------------------------------------------
D.D. Dammerman         GE                          See Schedule III.
                       3135 Easton Turnpike
                       Fairfield, CT  06431
--------------------------------------------------------------------------------
P. Fresco              GE                          See Schedule III.
                       3135 Easton Turnpike
                       Fairfield, CT  06431
--------------------------------------------------------------------------------
D.F. Frey              GE Investment               See Schedule III.
                       Corporation
                       3003 Sumner Street
                       Stamford, CT  06904
--------------------------------------------------------------------------------
B.W. Heineman, Jr.     GE                          See Schedule III.
                       3135 Easton Turnpike
                       Fairfield, CT  06431
--------------------------------------------------------------------------------
R.L. Nardelli          GE Power Systems            President and Chief Executive
                       One River Road              Officer, GE Power
                       Schenectady, NY  12345      Systems, GE.
--------------------------------------------------------------------------------
D.J. Nayden            GECS                        Executive Vice
                       260 Long Ridge Road         President, GECS.  See
                       Stamford, CT  06927         Schedule I.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           PRESENT                   PRESENT
                           BUSINESS                 PRINCIPAL
     NAME                  ADDRESS                 OCCUPATION
--------------        -----------------       ---------------------
--------------------------------------------------------------------------------
M.A. Neal             GECS                     Executive Vice
                      260 Long Ridge Road      President, GECS.  See
                      Stamford, CT  06927      Schedule I.
--------------------------------------------------------------------------------
J.M. Samuels          GE                       Vice President and
                      3135 Easton Turnpike     Senior Counsel,
                      Fairfield, CT  06431     Corporate Taxes, GE.
--------------------------------------------------------------------------------
E.D. Stewart          GECS                     Executive Vice
                      260 Long Ridge Road      President, GECS.  See
                      Stamford, CT  06927      Schedule I.
--------------------------------------------------------------------------------
J.F. Welch, Jr.       GE                       See Schedule III.
                      3135 Easton Turnpike
                      Fairfield, CT  06431
--------------------------------------------------------------------------------

-----------------------------------------------------------------
                       PRESENT                  PRESENT
                       BUSINESS                PRINCIPAL
       NAME            ADDRESS                OCCUPATION
       ----            --------               ----------
-----------------------------------------------------------------
Executive
Officers
---------
-----------------------------------------------------------------
G.C. Wendt        GECS                     Chairman, President
                  260 Long Ridge Road      and Chief Executive
                  Stamford, CT 06927       Officer, GECS.  See
                                           Schedule I.
-----------------------------------------------------------------
K. Ahlmann        ERC                      Executive Vice
                  5200 Metcalf             President, GECS.
                  Overland Park, KS 66202  See Schedule IV.
-----------------------------------------------------------------
N.D.T. Andrews    GECS                     Executive Vice
                  260 Long Ridge Road      President, GECS.  See
                  Stamford, CT 06927       Schedule I.
-----------------------------------------------------------------
D.J. Nayden       GECS                     Executive Vice
                  260 Long Ridge Road      President, GECS.  See
                  Stamford, CT 06927       Schedule I.
-----------------------------------------------------------------
M.A. Neal         GECS                     Executive Vice
                  260 Long Ridge Road      President, GECS.  See
                  Stamford, CT 06927       Schedule I.
-----------------------------------------------------------------
E.D. Stewart      GECS                     Executive Vice
                  260 Long Ridge Road      President, GECS.  See
                  Stamford, CT 06927       Schedule I.
-----------------------------------------------------------------
N.E. Barton       GECS                     Senior Vice President,
                  260 Long Ridge Road      GECS. See Schedule I.
                  Stamford, CT 06927
-----------------------------------------------------------------
J.A. Parke        GECS                     Senior Vice President,
                  260 Long Ridge Road      GECS. See Schedule I.
                  Stamford, CT 06927
-----------------------------------------------------------------
L.J. Toole        GECS                     Senior Vice President,
                  260 Long Ridge Road      GECS. See Schedule I.
                  Stamford, CT 06927
-----------------------------------------------------------------
J.S. Werner       GECS                     Senior Vice President,
                  201 High Ridge Road      GECS. See Schedule I.
                  Stamford, CT 06927
--------------------------------------------------------------------------------

                         SCHEDULE III TO SCHEDULE 13D
                         ----------------------------

                       Filed by General Electric Company

                           GENERAL ELECTRIC COMPANY
                       DIRECTORS AND EXECUTIVE OFFICERS
                       --------------------------------

-------------------------------------------------------------------
                           PRESENT                  PRESENT
                           BUSINESS                PRINCIPAL
      NAME                 ADDRESS                 OCCUPATION
      ----                 --------                ----------
-------------------------------------------------------------------
Directors
---------
-------------------------------------------------------------------
D.W. Calloway      Pepsico, Inc.             Chairman of the Board,
                   700 Anderson Hill Road    Pepsico, Inc.,
                   Purchase, NY 10577        Beverages, Snack Foods
                                             and Restaurants,
                                             Purchase, New York.
-------------------------------------------------------------------
S.S. Cathcart      222 Wisconsin Avenue      Director and retired
                   Suite 103                 Chairman of the Board,
                   Lake Forest, IL 60045     Illinois Tool Works,
                                             Diversified Products,
                                             Chicago, Illinois.
-------------------------------------------------------------------
D.D. Dammerman     GE                        Senior Vice President,
                   3135 Easton Turnpike      Finance, and Chief
                   Fairfield, CT 06431       Financial Officer, GE.
-------------------------------------------------------------------
P. Fresco          General Electric          Vice Chairman of the
                   Company (U.S.A.)          Board and Executive
                   3 Shortlands,             Officer, GE.
                   Hammersmith
                   London W6 8BX, England
-------------------------------------------------------------------
C.X. Gonzalez      Kimberly-Clark de         Chairman of the Board
                   Mexico,                   and Chief Executive
                   S.A. de C.V.              Officer, Kimberly-
                   Jose Luis Lagrange 103,   Clark de Mexico, S.A.
                   Tercero Piso              de C.V., Consumer and
                   Colonia Los Morales       Paper Products, Mexico
                   Mexico, D.F. 11510,       City, Mexico.
                   Mexico
--------------------------------------------------------------------
R.E. Mercer        GE                        Retired Chairman of
                   3135 Easton Turnpike      the Board and former
                   Fairfield, CT 06431       Director, The Goodyear
                                             Tire & Rubber Company,
                                             Akron, Ohio.
--------------------------------------------------------------------

-------------------------------------------------------------------
                         PRESENT                  PRESENT
                         BUSINESS                PRINCIPAL
    NAME                 ADDRESS                OCCUPATION
    ----                 --------               ----------
-------------------------------------------------------------------
G.G. Michelson     Federated Department      Member of the Board of
                   Stores                    Directors -- Federated
                   151 West 34th Street      Department Stores,
                   New York, NY 10001        Retailers, New York,
                                             New York.
-------------------------------------------------------------------
J. D. Opie         GE                        Vice Chairman of the
                   3135 Easton Turnpike      Board and Executive
                   Fairfield, CT 06431       Officer, GE.
-------------------------------------------------------------------
R. D. Penske       Penske Corporation        Chairman of the Board,
                   13400 Outer Drive, West   President and
                   Detroit, MI 48239-4001    Director, Penske
                                             Corporation and
                                             Detroit Diesel
                                             Corporation,
                                             Transportation and
                                             Automotive Services,
                                             Detroit, Michigan.
-------------------------------------------------------------------
B.S. Preiskel      Suite 3125                Former Senior Vice
                   60 East 42nd Street       President, Motion
                   New York, NY 10165        Picture Associations
                                             of America, New York,
                                             New York.
-------------------------------------------------------------------
F.H.T. Rhodes      Cornell University        President Emeritus,
                   3104 Snee Building        Cornell
                   Ithaca, NY 14853          University, Ithaca,
                                             New York.
-------------------------------------------------------------------
A.C. Sigler        Champion International    Chairman of the Board,
                   Corporation               Chief Executive
                   1 Champion Plaza          Officer and Director
                   Stamford, CT 06921        Champion International
                                             Corporation, Paper and
                                             Forest Products,
                                             Stamford, Connecticut.
-------------------------------------------------------------------
D.A. Warner III    J.P. Morgan & Co., Inc.   President, Chief
                   and Morgan Guaranty       Executive Officer and
                   Trust Co.                 Director, J.P. Morgan
                   60 Wall Street            & Co., Incorporated
                   New York, NY 10260        and Morgan Guaranty
                                             Trust Company, New
                                             York, New York.
-------------------------------------------------------------------
J.F. Welch, Jr.    GE                        Chairman of the Board
                   3135 Easton Turnpike      and Chief Executive
                   Fairfield, CT  06431      Officer, GE.
-------------------------------------------------------------------

-------------------------------------------------------------------------
                             PRESENT                   PRESENT
                            BUSINESS                  PRINCIPAL
        NAME                 ADDRESS                  OCCUPATION
        ----                --------                  ----------
-------------------------------------------------------------------------
Executive
Officers
---------
-------------------------------------------------------------------------
J.F. Welch, Jr.       GE                       Chairman of the Board
                      3135 Easton Turnpike     and Chief Executive
                      Fairfield, CT 06431      Officer, GE.
-------------------------------------------------------------------------
P. Fresco             General Electric         Vice Chairman of the
                      Company (U.S.A.)         Board and Executive
                      3 Shortlands,            Officer, GE.
                      Hammersmith
                      London W6 8BX, England
-------------------------------------------------------------------------
J. D. Opie            GE                       Vice Chairman of the
                      3135 Easton Turnpike     Board and Executive
                      Fairfield, CT 06431      Officer, GE.
-------------------------------------------------------------------------
D. D. Dammerman       GE                       Senior Vice President,
                      3135 Easton Turnpike     Finance, and Chief
                      Fairfield, CT 06431      Financial Officer, GE.
-------------------------------------------------------------------------
P. D. Ameen           GE                       Vice President and
                      3135 Easton Turnpike     Comptroller, GE.
                      Fairfield, CT 06431
-------------------------------------------------------------------------
J.R. Bunt             GE                       Vice President and
                      3135 Easton Turnpike     Treasurer, GE.
                      Fairfield, CT 06431
-------------------------------------------------------------------------
D. L. Calhoun         GE                       Vice President -- GE
                      2901 East Lake Road      Transportation
                      Erie, PA 16531           Systems, GE.
-------------------------------------------------------------------------
W. J. Conaty          GE                       Senior Vice President
                      3135 Easton Turnpike     -- Human Resources,
                      Fairfield, CT 06431      GE.
-------------------------------------------------------------------------
D.M. Cote             GE                       Vice President -- GE
                      Appliance Park           Appliances, GE.
                      Louisville, KY 40225
-------------------------------------------------------------------------
L.S. Edelheit         GE                       Senior Vice President
                      P. O. Box 8              -- Corporate Research
                      Schenectady, NY 12301    and Development, GE.
-------------------------------------------------------------------------
D.F. Frey             GE                       Vice President and
                      3003 Sumner Street       Chairman and
                      Turnpike                 President, GE
                      Stamford, CT 06905       Investment Corp.
-------------------------------------------------------------------------
B.W. Heineman, Jr.    GE                       Senior Vice President,
                      3135 Easton Turnpike     General Counsel
                      Fairfield, CT  06431     and Secretary, GE.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------
                         PRESENT                     PRESENT
                         BUSINESS                   PRINCIPAL
    NAME                 ADDRESS                   OCCUPATION
    ----                 --------                  ----------
-------------------------------------------------------------------------
W.J. McNerney         GE                       Senior Vice President
                      Nela Park                -- GE Lighting, GE.
                      Cleveland, OH 44122
-------------------------------------------------------------------------
E.F. Murphy           GE                       President and Chief
                      1 Newmann Way            Executive Officer,
                      Cincinnati, OH 05242     GE Aircraft Engines, GE.
-------------------------------------------------------------------------
R.L. Nardelli         GE Power Systems         President and Chief
                      One River Road           Executive Officer,
                      Schenectady, NY 12345    GE Power Systems, GE.
-------------------------------------------------------------------------
R.W. Nelson           GE                       Vice President --
                      3135 Easton Turnpike     Corporate Financial
                      Fairfield, CT 06431      Planning and Analysis,
                                               GE.
-------------------------------------------------------------------------
G.M. Reiner           GE                       Senior Vice President
                      3135 Easton Turnpike     -- Chief Information
                      Fairfield, CT 06431      Officer, GE.
-------------------------------------------------------------------------
G.L. Rogers           GE                       Senior Vice President
                      1 Plastics Avenue        -- GE Plastics, GE.
                      Pittsfield, MA 01201
-------------------------------------------------------------------------
J.W. Rogers           GE                       Vice President -- GE
                      1635 Broadway            Motors, GE.
                      Fort Wayne, IN 46801
-------------------------------------------------------------------------
J.M. Trani            GE                       Senior Vice President
                      P.O. Box 414             -- GE Medical Systems, GE.
                      Milwaukee, WI 53201
-------------------------------------------------------------------------
L.G. Trotter          GE                       Vice President -- GE
                      41 Woodford Avenue       Electrical Distribution
                      Plainville, CT 06062     and Control, GE.
-------------------------------------------------------------------------

                                 EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------
Exhibit 1          Common Stock Purchase Agreement dated September 25, 1996
                   between GE Capital and the Company (filed herewith).

Exhibit 2 Warrant dated as of September 25, 1996, issued by the Company to GE Capital (filed herewith).

Exhibit 3          Promissory Note dated as of September 25, 1996, made by GE
                   Capital in favor of the Company (filed herewith).

Exhibit 4 Joint Filing Agreement dated as of October 7, 1996 by and among GE Capital, GECS and GE (filed herewith).

Exhibit 5          Power of Attorney executed by GE (filed herewith).